April 19, 2019

James Kasinger
General Counsel and Secretary
CRISPR Therapeutics AG
Baarerstrasse 14
6300 Zug
Switzerland

       Re: CRISPR Therapeutics AG
           Preliminary Proxy Statement on Schedule 14A
           Filed on April 9, 2019
           File No. 001-37923

Dear Mr. Kasinger:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed on April 9, 2019

Proposal 11: Amending and Restating art. 3a of the Articles of Association Proposal 12: Amending and Restating art. 4 of the Articles of Association Proposal 13: Amending and Restating art. 16 of the Articles of Association Proposal 14: Amending and Restating art. 17 of the Articles of Association, page 64

1. Please expand your disclosure to briefly state the reasons for and the general effects of the proposed amendments to your Articles of Association. Refer to Item 19 of Schedule
      14A. With respect to Proposal 11, please also disclose whether you have any plans, agreements, arrangements or understandings, whether written or oral, relating to the issuance of the additional authorized common shares that will become available as a result of the proposed amendment. If none, so state. Refer to Note A to Schedule 14A.

       We remind you that the company and its management are responsible for the accuracy
 James Kasinger
CRISPR Therapeutics AG
April 19, 2019
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameJames Kasinger                          Sincerely,
Comapany NameCRISPR Therapeutics AG
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April 19, 2019 Page 2                                     Office of Healthcare
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